UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EMCORE Corporation

(Name of Issuer)

common Stocks

(Title of Class of Securities)

290846401

(CUSIP Number)

August 13th 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846401	Schedule 13G	Page 1 of 4

1	NAMES OF REPORTING PERSONS VIKAS CHOPRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 978600
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 978600
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.79
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Individual

(1) Includes shares of Common Stock underlying outstanding Warrant and Convertible Note held by the Reporting Person. Each of the Warrant and Convertible Note includes a beneficial ownership limitation. The Warrant may not be exercised, and the Convertible Note may not be converted, to the extent the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock of the Issuer. For additional information, see Item 4 below. Capitalized terms have the meanings ascribed to them below.

CUSIP No. 290846401	Schedule 13G	Page 2 of 4

Item 1(a).	Name of Issuer:

EMCORE Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2015 W. Chestnut Street,Alhambra, California 91803

Item 2(a).	Name of Person Filing:

VIKAS CHOPRA

Item 2(b).	Address of Principal Business Office or, if None, Residence:

192 west greystone rd, Old Bridge,NJ 08857

Item 2(c).	Citizenship:

USA CITIZEN

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

290846401

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 290846401	Schedule 13G	Page 3 of 4

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:978600

(b)	Percent of Class: 10.79%

(c)	Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 978600

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 978600

(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities

None.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

None.

Item 8.	Identification and Classification of Members of the Group:

None.

Item 9.	Notice of Dissolution of Group:

None.

Item 10.	Certifications:

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."
(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acq

CUSIP No. 290846401	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/31/2024

	By:	/s/ VIKAS CHOPRA
	Name:	VIKAS CHOPRA
	Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.